Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		March 31, 2026	December 31, 2025
in CHF thousands	Note

Assets

Property, plant and equipment		4,729	5,229
Intangible assets		1	2
Total non-current assets		4,730	5,231

Short-term time deposits		14,517	10,405
Other current assets		1,847	1,985
Trade and other receivables		2,313	1,834
Cash and cash equivalents		64,251	82,653
Total current assets		82,928	96,876

Total assets		87,658	102,107

Shareholders' equity and liabilities
Share capital	5.2	4,037	4,037
Additional paid-in capital		390,174	389,179
Treasury share reserve	5.2	(1,133)	(1,129)
Cumulative losses		(324,626)	(311,753)
Total shareholders' equity		68,452	80,334

Trade and other payables		160	160
Lease liability		2,136	2,438
Employee benefits	5.8	8,111	8,147
Total non-current liabilities		10,407	10,746

Trade and other payables		1,925	1,767
Accrued expenses		5,666	8,055
Lease liability		1,208	1,206
Total current liabilities		8,799	11,027
Total liabilities		19,206	21,772

Total shareholders' equity and liabilities		87,658	102,107
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of profit or loss and other comprehensive result for the 3 months ended March 31,		2026	2025
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations		—	—
Total revenues and other income		—	—

Operating expenses
Research and development expenses	5.1	(9,445)	(11,921)
Selling, general and administrative expenses		(3,998)	(4,221)
Total operating expenses		(13,443)	(16,142)

Operating result		(13,443)	(16,142)

Financial income	5.5	310	502
Financial expenses	5.5	(11)	(1,132)
Net finance result		299	(630)

Result before income taxes		(13,144)	(16,772)

Income taxes	5.6	—	2
Net result, attributable to shareholders		(13,144)	(16,771)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.8	267	2,178

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		4	6

Other comprehensive result, net of tax		271	2,184

Total comprehensive result, attributable to shareholders		(12,873)	(14,587)

Basic and diluted net result per share (in CHF)	5.7	(0.35)	(0.45)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement for the 3 months ended March 31,	2026	2025
in CHF thousands

Net result attributable to shareholders	(13,144)	(16,771)
Adjustments for:
Depreciation and amortization	501	552
Share-based compensation	936	1,142
Social security and tax paid on behalf of employees on shares vested under the PSU and RSU program	(35)	—
Other equity-settled transactions	81	—
Change in employee benefits	231	157
Income tax	—	(2)
Financial income	(310)	(502)
Financial expenses	11	1,132
Changes in working capital:
Change in other current assets	224	546
Change in trade and other receivables	(488)	(1,649)
Change in trade and other payables	151	696
Change in accrued expenses	(2,389)	(2,359)
Exchange (loss) gain on working capital positions	—	(14)
Interest paid on lease liabilities	(7)	(5)
Other financial expense	(5)	(4)
Net cash (used in) from operating activities	(14,243)	(17,080)

Proceeds from investments in short term time deposits	4,019	54,130
Investments in short term time deposits	(8,037)	(19,130)
Acquisition of property, plant and equipment	—	(448)
Interest received	90	412
Net cash (used in) from investing activities	(3,928)	34,963

Proceeds from vesting under the LTI plans, net of transaction costs	8	—
Proceeds from issuance of shares under LTI plans	—	1
Payment of lease liabilities	(300)	(303)
Net cash (used in) from financing activities	(292)	(302)

Exchange (loss) gain on cash positions	61	(84)

Net increase (decrease) in cash and cash equivalents	(18,402)	17,498

Cash and cash equivalents at January 1	82,653	63,874

Cash and cash equivalents at March 31,	64,251	81,371
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2025	4,036	384,875	(981)	(246,293)	141,636
Net result	—	—	—	(16,771)	(16,771)
Remeasurement of net pension liabilities	—	—	—	2,178	2,178
Exchange differences on translating foreign operations	—	—	—	6	6
Total comprehensive income	—	—	—	(14,587)	(14,587)
Share-based compensation costs (1)	—	1,142	—	—	1,142
Issuance of new shares under LTI plans	1	—	—	—	1
At March 31, 2025	4,037	386,017	(981)	(260,880)	128,193

At January 1, 2026	4,037	389,179	(1,129)	(311,753)	80,334
Net result	—	—	—	(13,144)	(13,144)
Remeasurement of net pension liabilities	—	—	—	267	267
Exchange differences on translating foreign operations	—	—	—	4	4
Total comprehensive income	—	—	—	(12,873)	(12,873)
Share-based compensation costs (1)	—	936	—	—	936
Treasury shares withheld to cover social security and tax	—	—	(35)	—	(35)
Other equity-settled transactions	—	74	7	—	81
Excercise of LTI plans	—	(15)	24	—	8
At March 31, 2026	4,037	390,174	(1,133)	(324,626)	68,452
(1) See note 5.4
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Explanatory notes to the condensed consolidated interim financial statements
1.    General Information
Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026, were approved for issuance by the Audit and Finance Committee on May 11, 2026.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2025.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented.
The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The business is not subject to any seasonality. Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.
3.    New or Revised IFRS Standards and Interpretations
A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2026. These standards were assessed to not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.
A preliminary assessment on the impact of the implementation of IFRS 18 has been performed; based on this assessment, the Company expects there to be no material impact on the Company's overall financial statements. Based on the initial assessment the Company also expects there to be no Management defined Performance Measures or MPM’s to be reported on. IFRS 18 will not be early adopted. Possible impacts from other new or revised standards have not yet been assessed but are anticipated to be immaterial.

4.    Accounting estimates and judgments
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
5.    Other explanatory notes
5.1    Other group-wide disclosures
On January 5, 2024, the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner’s previously disclosed RDT target DLL3 (delta-like ligand 3) is included in the collaboration with Orano Med. Both companies agree to share the cost of preclinical and clinical development with additional commitments to supply their respective materials.
The cost sharing in the first quarter of 2026 resulted in a reimbursement of expenses by Orano Med of TCHF 349 (2025: TCHF 830) reported under research and development expenses.
5.2    Share capital
As of March 31, 2026, the outstanding issued share capital of the Company remained at 4,037,464 divided into 40,374,641 fully paid registered shares (inclusive of 2,863,478 treasury shares).
The following table summarizes the movement in treasury shares held by the Group during the three months period ended March 31, 2026.

In CHF thousands	Number of Treasury shares	Average price in CHF	Total TCHF value

As of January 1, 2026	2,962,973	0.38	1,129
Shares vested under the PSU program	(84,763)	0.28	(24)
Shares withheld to cover social security and tax liabilities	10,268	3.39	35
Other equity-settled transactions	(25,000)	0.28	(7)
Shares as of March 31, 2026	2,863,478	0.40	1,133
Treasury shares are measured at a FIFO principle.
The 10,268 shares were withheld from vested awards to cover employees’ and Board of Directors' income tax and social security contributions.
5.3    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.
5.4    Share-based compensation
As of March 31, 2026, a total of 2,722,774 PSUs and 504,543 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2025, a total of 2,918,458 PSUs and 504,543 RSUs were outstanding).
The changes in the number of share-based awards (RSUs and PSUs) outstanding during the three month period ended March 31, 2026, is as follows:

PSU/ RSU movements	PSU / RSU (numbers)

Balance outstanding at January 1, 2026	3,423,001

Granted	680
(Performance adjustment)[1]	(16,291)
(Forfeited)[2]	(95,310)
(Expired)	—
Vested PSU / RSU	(84,763)

Balance outstanding at March 31, 2026	3,227,317
1Performance adjustments indicate the impact of allocations due to market performance conditions achieved
2Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the three months ended March 31, 2026, amounted to TCHF 936 (TCHF 1,142 for the three months ended March 31, 2025).

5.5    Financial income and expense
Financial income

in CHF thousands, for the three months ended March 31	2026	2025
Interest income on financial assets held at amortized cost	176	502
Net foreign exchange gain	134	—
Total	310	502
Financial expense

in CHF thousands, for the three months ended March 31	2026	2025
Net foreign exchange loss	—	(1,124)
Interest expense on leases	(7)	(5)
Other financial expenses	(4)	(4)
Total	(11)	(1,132)
Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD.

5.6    Income taxes
The Group has in recent years reported operating losses, with the exception of the year ended December 31, 2022, that resulted in a tax loss carry-forward in Switzerland of TCHF 252,980 as of December 31, 2025. No deferred tax assets have been recognized for these tax loss carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax loss carry forwards.

5.7    Earnings per share

for the three months ended March 31	2026	2025
Weighted average number of shares used in computing basic and diluted earnings per share	37,502,552	36,874,641
5.8    Other Comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the three month period ended March 31, 2026, relates to a decrease in the assets held at the pension foundation.

5.9    Related parties
The Group did not enter into any new related party transactions in the interim periods presented.

5.10    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved for issuance by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.